PERSONAL AND CONFIDENTIAL

May 14, 2012

Robert I. Goldstein

President and CEO

US Nuclear Corp FKA APEX 3 Inc

7051 Eton Avenue

Canoga Park, CA 91303

Dear Mr. Goldstein,

This agreement (the "Engagement Agreement") will confirm the understanding and agreement between Richard Chiang (the “Consultant”) with principal offices at the address of 75 Broadway Street, Suite 202, San Francisco, CA 94111 and US Nuclear Corp (the “Company”) with its principal offices located at 7051 Eton Avenue, Canoga Park, CA 91303.

W I T N E S S E T H:

WHEREAS, the Company desires to engage Richard Chiang to provide certain financial advisory and consulting services as specifically enumerated below commencing as of the date hereof related to an Alternative Public Offering transaction, potential bridge financing transaction, and Post-Transaction Services (each as hereafter defined below), and Richard Chiang desires to so be engaged.

NOW THEREFORE, for and in consideration of the covenants set forth herein and the mutual benefits to be gained by the parties hereto, and other good and valuable consideration, the receipt and adequacy of which are acknowledged, the parties hereto hereby agree to be legally bound as follows:

1.	Engagement: US Nuclear Corp, the Company hereby engages Richard Chiang as Consultant as its sole, exclusive consultant in connection with the Company’s directives as described below (hereinafter, the “Engagement”)

2.	Scope of Services: In connection with the Engagement hereunder, the Consultant will perform the following services (“Services”) all on a best efforts basis:

Manage the Company’s financial statement preparation with its accountant(s) in order to prepare them for a PCAOB audit. Work directly with management of the Company to help develop a plan to become a publicly quoted entity on the OTC Bulletin Board (“OTCBB”). Identify qualified professional auditor(s), legal counsel and SEC Edgar/XBRL filers to the company at competitive prices, work with the management of the Company to help develop the Super 8-K as necessary to execute the reverse merger transaction between the Company and the public shell, assist in helping the Company by introducing professional market making firms who may file Rule 15c211 with FINRA on behalf of the company, provide qualified candidates for managerial positions such as a CFO (Chief Financial Officer), COO (Chief Operating Officer), and additional members of the Board of Directors, review qualifications for listing on the OTCBB, edit investor marketing documents in connection with a private offering, management of the Company’s one page marketing document and PowerPoint presentation to potential investors, work with providing examples of other companies within the same industry to develop the initial valuation target for the company’s private financing plans, introduce the Company to FINRA broker/dealers specializing in microcap financings who in turn will be able to professionally evaluate a potential bridge financing/private placement investment for the company, connection with institutional investors. Engage a qualified SEC attorney to draft the Form S1 registration filing with the SEC, review and evaluate transfer agents on behalf of the company, seek DTC eligibility for the company, reach out to independent research analysts for potential research coverage, seek opportunities to for Company management to present to the investment community through road shows and train management in ways to handle investment community communications and carry out such activities as may be required and mutually agreed all at the expense of the Company.

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3.	Term: The initial term of the Engagement hereunder shall be for three (3) years from the date of execution of this letter agreement. After the 3 year period is completed, the term will be set as ongoing. Either party shall have the right to terminate the agreement for any reason if such party is not satisfied with the relationship between the parties or there is a significant dispute between them (see acceleration clause under provision 4). At any time after the expiration of the initial term, either party may terminate the Engagement hereunder by giving the other party at least 30 days prior written notice.

4.	Consideration: As consideration for the services rendered by the Consultant hereunder,

Equity Compensation: The Company agrees to pay a cash fee retainer and in consideration of providing the Services, of $1,000 (One Thousand Dollars) per quarter beginning in 2013 and $1,000 (One Thousand Dollars) per month beginning in December 2013 until May 14, 2015. The Company will also allow the Consultant to purchase 850,000 shares of common stock from Robert I. Goldstein. Additionally, the Company will allow the Consultant to increase his position by another 700,000 shares of common stock before the end of August 2013; the issuance of these additional shares will come from the Company. In totality, the Consultant will be eligible to acquire 1,550,000 shares of common stock pursuant within this agreement. (Any further purchases effectuated by the Consultant shall be executed outside this agreement) All shares purchased within this agreement will be issued within 10 days after the Effective Date at a purchase price of $0.0001 (“par value”) per share payable by the Consultant in cash and fully disclosed on SEC Form 4.

Acceleration Clause: (i) If the Consultant is terminated before the end of the contract term; this agreement will allow the Consultant to accelerate the entire amount of financial compensation due to the Consultant. (ii) If the Company is acquired before the end of the contract term, the Company agrees to accelerate the entire amount of financial compensation due to the Consultant.

Expense Reimbursement: The Company agrees to reimburse the Consultant, within a reasonable period of time with the presentment of receipts in support thereof, for all pre- approved reasonable, ordinary and necessary travel and entertainment expenses incurred by the Consultant in conjunction with the Consultant’s services to the Company, consistent with the Company’s standard reimbursement policy. The Company shall pay travel costs incurred by the Consultant in conjunction with the Consultant’s services to the Company consistent with the Company’s standard travel policy.

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5.	Defense & Indemnification. The Company, in the event of a lawsuit, investigation, or claim will, at its sole cost and expense, protect, defend, indemnify, release and hold harmless Consultant from (i) any and all losses arising out of or resulting from any inaccuracy, misrepresentation or breach or non-fulfillment of any covenant or agreement of the Company under this Agreement or any document delivered by the Company to the Consultant in connection herewith, (ii) any and all claims, liabilities, losses or damages related solely and exclusively to statements prepared by, or made by, the Consultant that are either approved in advance by the Company or entirely based on information provided by the Company to the Consultant expressly for use in connection with the Services contemplated herein, and (iii) all claims, actions, suits, proceedings, demands, assessments, judgments, costs and expenses, including, without limitation, any legal fees and expenses, incident to any of the foregoing, except in case of the Consultant’s gross negligence, bad faith or willful misconduct with respect thereto (iv) the Company will allow the Consultant to choose legal counsel and the Company pay legal fees as incurred.

6.	Non-circumvent. The Consulant and the Company mutually agree that no effort will be made to circumvent the terms of this Agreement in an attempt to gain commissions, fees, remuneration, or considerations to the benefit of either of the signatories to this Agreement while excluding equal or other agreed-to benefits to the other party.

7.	No Assignment. The rights and obligations under this Agreement shall inure to the benefit of and shall be binding upon the parties hereto (including any person with which the either party respectively may merge or consolidate) and upon their respective heirs, executors and personal representatives. This Agreement is otherwise non-assignable by either party without the prior written consent of the other party.

8.	Notices. Any notices to be given hereunder by either party to the other may be given either by personal delivery in writing or by mail, registered or certified, postage prepaid with return receipt requested and shall be addressed to the parties at the addresses provided by the other, but each party may change the address by written notice in accordance with the paragraph. Notices delivered personally will be deemed communicated as of two (2) business days after mailing.

9.	Severability. In the event that any one or more of the provisions of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

10.	Governing Law. This Agreement shall be interpreted under, and governed by, the laws of the State of California, without giving effect to the principles of conflicts of laws thereof.

11.	Counterparts. This Agreement may be executed by the parties hereto in counterparts (including by facsimile or other electronic transmission), each of which shall be deemed to be an original, but all such counterparts shall constitute a single instrument.

12.	Survival. Whenever in this Agreement any of the parties hereto is referred to, such reference shall be deemed to include the legal representatives, successors and assigns of such party. All covenants, promises and agreements in this Agreement, by or on behalf of the parties hereto, shall inure to the benefit of the legal representatives, successors and assigns of beneficiary party thereto.

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 If the foregoing correctly sets forth the understanding and agreement between US Nuclear Corp FKA APEX 3 Inc., and Richard Chiang please so indicate in the space provided for that purpose below, whereupon this letter shall constitute a binding agreement as of the date hereof.

US Nuclear Corp FKA APEX 3, Inc

“the Company”

By: /s/ Robert Goldstein

Robert Goldstein, President & CEO

I hereby acknowledge receipt of this Agreement and sign below signifying our full acceptance to the terms and conditions hereof:

Richard Chiang

“the Consultant”

 By: /s/ Richard Chiang

Richard Chiang, Consultant

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